## STOCK PURCHASE AGREEMENT

THIS STOCK PURCHASE AGREEMENT (this "Agreement") is made and entered into as of September 21, 2026, 2026, by and between Ja-chin Audrey Lee, an individual (the "Seller"), and SP Strategic Holdings LLC, a Delaware limited liability company (the "Purchaser").

## RECITALS

WHEREAS, the Seller desires to sell to the Purchaser, and the Purchaser desires to purchase from the Seller, shares of common stock, par value $0.0001 per share (the "Common Stock"), of Spruce Power Holding Corporation, a Texas corporation whose common stock is listed on the New York Stock Exchange (the "Company"), on the terms and conditions set forth in this Agreement (the "Purchase Transaction").

NOW, THEREFORE, in consideration of the premises and the agreements set forth below, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

## ARTICLE I

### Sale and Purchase of Shares

**Section 1.1 Purchase.** Subject to the terms and conditions of this Agreement, at the Closing (as defined below), the Seller shall sell, assign, transfer, convey and deliver to the Purchaser, and the Purchaser shall purchase, acquire and accept from such Seller, 52,780 shares of Common Stock (the "Shares"). The purchase price for each Share shall be $2.04 per share (the "Purchase Price") for a total consideration of $107,671.

**Section 1.2 Closing.** The closing of the Purchase Transaction (the "Closing") will take place on September 23, 2026 (the "Closing Date"). On the Closing Date, (a) the Seller shall deliver or cause to be delivered by a DWAC transfer from the Seller's broker to the Purchaser account all of such Seller's right, title and interest in and to the Shares, together with all documentation reasonably necessary to transfer to the Purchaser the right, title and interest in and to the Shares (and to evidence such Seller's compliance with this Section 1.2) , or by such other means as the Parties mutually agree; and (b) the Purchaser shall pay to the Seller the aggregate Purchase Price in respect of the Shares.

**Section 1.3 Conditions.** The obligations of the Purchaser and the Seller to consummate the Purchase Transaction and to effectuate the Closing are subject to the satisfaction of the following conditions at the time of the Closing:

(i) the Purchase Transaction will be made in accordance with, and not be in contravention of, the terms of applicable federal and state securities laws and regulations or any other applicable laws or regulations; and

(ii) there shall be no suit, action, claim, investigation, inquiry or proceeding instituted or threatened or an order, decree or judgment of any court, arbitrator, agency or governmental authority rendered which (A) questions the validity or legality of any transaction contemplated hereby, or (B) seeks to enjoin any transaction contemplated hereby.

The conditions set forth herein shall be of no force or effect following the Closing.

## ARTICLE II

### Representations and Warranties of the Seller

The Seller hereby makes the following representations and warranties to the Purchaser as to itself, each of which is true and correct on the date hereof and as of the Closing Date and shall survive the Closing Date.

**Section 2.1 Power; Authorization and Enforceability.** The Seller has the requisite power, authority and capacity to execute and deliver this Agreement, to perform their obligations hereunder, and to consummate the transactions contemplated hereby.

(b) This Agreement has been duly executed and delivered by the Seller and constitutes a legal, valid and binding obligation of such Seller, enforceable against such Seller in accordance with its terms, except as limited by applicable bankruptcy, insolvency, reorganization and other similar laws of general applicability relating to or affecting creditors' rights and to general equity principles.

**Section 2.2 No Consents.** The execution and delivery of this Agreement by such Seller and the consummation by such Seller of the transactions contemplated hereby do not require the consent, approval, authorization, order, registration or qualification of, or filing by such Seller with, any governmental authority or regulatory authority, including any stock exchange or self-regulatory organization, or court, or body or arbitrator having jurisdiction over such Seller.

**Section 2.3 No Conflicts.** The execution and delivery of this Agreement by such Seller and the consummation by such Seller of the transactions contemplated hereby does not and will not constitute or result in a breach, violation or default under, or cause the acceleration or termination of any obligation or right of such Seller under (i) any agreement or instrument, whether written or oral, express or implied, to which such Seller is a party or (ii) any statute, law, ordinance, decree, order, injunction, rule, directive, judgment or regulation of any court, administrative or regulatory body, governmental authority, arbitrator, mediator or similar body on the part of such Seller, except, in each case, as would not reasonably be expected to have an adverse effect upon the ability of such Seller to consummate the Purchase Transaction and perform its obligations under this Agreement.

**Section 2.4 Title to Shares.** Such Seller is the sole legal owner of, and has good and valid title to, the Shares listed next to such Seller's name on Exhibit A and upon delivery to the Purchaser of

the Shares to be sold by such Seller to the Purchaser, against payment made pursuant to this Agreement, good and valid title to such Shares, free and clear of any lien, pledge, charge, security interest, mortgage, or other encumbrance or adverse claim, will pass to the Purchaser.

**Section 2.5 Sophistication of Seller.** Such Seller (either alone or together with its advisors) has such knowledge and experience in financial or business matters that it is capable of evaluating the merits and risks of the Purchase Transaction. Such Seller has had the opportunity to ask questions and receive answers concerning the terms and conditions of the Purchase Transaction and the Shares and has had full access to such other information concerning the Shares and the Company as it has requested. Such Seller has received all information that it believes is necessary or appropriate in connection with the Purchase Transaction. Such Seller is an informed and sophisticated party and has engaged, to the extent such Seller deems appropriate, expert advisors experienced in the evaluation of transactions of the type contemplated hereby. Such Seller acknowledges that such Seller has not relied upon any express or implied representations or warranties of any nature made by or on behalf of the Purchaser, whether or not any such representations, warranties or statements were made in writing or orally, except as expressly set forth for the benefit of such Seller in this Agreement. Such Seller acknowledges and understands that (i) the Purchaser and its affiliates may possess material nonpublic information regarding the Company not known to such Seller (including by virtue of the Purchaser's and its affiliates' status as a significant stockholder of the Company with board representation) that may impact the value of the Shares (collectively, the "Information"), and that the Purchaser is unable to disclose the Information to such Seller. Such Seller understands, based on its experience, the disadvantage to which the Seller is subject due to the disparity of information between such Seller and the Purchaser. Notwithstanding such disparity, such Seller has deemed it appropriate to enter into this Agreement. Such Seller agrees that none of the Purchaser, its affiliates, principals, stockholders, partners, employees and agents shall have any liability to such Seller, its affiliates, principals, stockholders, partners, employees, agents, grantors or beneficiaries, whatsoever due to or in connection with the Purchaser's use or non-disclosure of the Information or otherwise as a result of the Purchase Transaction, and such Seller hereby irrevocably waives any claim that it might have based on the failure of the Purchaser to disclose the Information. Such Seller acknowledges that (i) the Purchaser is relying on such Seller's representations, warranties, acknowledgments and agreements in this Agreement as a condition to proceeding with the Purchase Transaction; and (ii) without such representations, warranties and agreements, the Purchaser would not enter into this Agreement or engage in the Purchase Transaction.

## ARTICLE III

## Representations and Warranties of the Purchaser

The Purchaser hereby makes the following representations and warranties to the Seller, each of which is true and correct on the date hereof and as of the Closing Date and shall survive the Closing Date.

**Section 3.1 Power; Authorization and Enforceability.** (a) The Purchaser is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Delaware and has the requisite power, authority and capacity to execute and deliver this Agreement, to perform the Purchaser's obligations hereunder, and to consummate the transactions contemplated hereby.

(b) This Agreement has been duly executed and delivered by the Purchaser and constitutes a legal, valid and binding obligation of the Purchaser, enforceable against the Purchaser in accordance with its terms, except as limited by applicable bankruptcy, insolvency, reorganization and other similar laws of general applicability relating to or affecting creditors' rights and to general equity principles.

**Section 3.2 No Consents.** The execution and delivery of this Agreement by the Purchaser and the consummation by the Purchaser of the transactions contemplated hereby do not require the consent, approval, authorization, order, registration or qualification of, or (except for filings pursuant to the Exchange Act following the date of this Agreement) filing by the Purchaser with, any governmental authority or regulatory authority, including any stock exchange or self-regulatory organization, or court, or body or arbitrator having jurisdiction over the Purchaser.

**Section 3.3 No Conflicts.** The execution and delivery of this Agreement by the Purchaser and the consummation by the Purchaser of the transactions contemplated hereby does not and will not constitute or result in a breach, violation or default under, or cause the acceleration or termination of any obligation or right of such the Purchaser under (i) any agreement or instrument, whether written or oral, express or implied, to which the Purchaser is a party, (ii) the Purchaser's organizational documents, or (iii) any statute, law, ordinance, decree, order, injunction, rule, directive, judgment or regulation of any court, administrative or regulatory body, governmental authority, arbitrator, mediator or similar body on the part of the Purchaser, except, in each case, as would not reasonably be expected to have an adverse effect upon the ability of the Purchaser to consummate the Purchase Transaction and perform its obligations under this Agreement.

**Section 3.4 Sophistication of Purchaser.** The Purchaser has such knowledge and experience in financial or business matters that it is capable of evaluating the merits and risks of the Purchase Transaction. The Purchaser is an informed and sophisticated party and has engaged, to the extent the Purchaser deems appropriate, expert advisors experienced in the evaluation of transactions of the type contemplated hereby. The Purchaser acknowledges that it has not relied upon any express or implied representations or warranties of any nature made by or on behalf of any Seller, whether or not any such representations, warranties or statements were made in writing or orally, except as expressly set forth for the benefit of the Purchaser in this Agreement.

## ARTICLE IV

## Miscellaneous Provisions

**Section 4.1 Notice.** All notices, requests, certificates and other communications to any party hereunder shall be in writing and given to each other party hereto and shall be deemed given or made (i) as of the date delivered, if delivered personally, (ii) on the date the delivering party receives confirmation, if delivered by electronic mail (iii) three business days after being mailed by registered or certified mail (postage prepaid, return receipt requested); or (iv) one business day after being sent by overnight courier (providing proof of delivery), to the parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 4.1).

If delivered to the Purchaser, to:

SP Strategic Holdings LLC

590 Madison Avenue, 32nd Floor

New York, New York 10022

Attention: Maria Reda

If to Seller, to the address set forth opposite the Seller's name on the signature pages hereto.

**Section 4.2 Entire Agreement.** This Agreement and the other documents and agreements executed in connection with the Purchase Transaction shall constitute the entire agreement between the parties with respect to the subject matter hereof and shall supersede all prior agreements and understandings, both written and oral, between the parties with respect to the subject matter of this Agreement.

**Section 4.3 Assignment; Binding Agreement.** Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned, in whole or in part, by either of the parties without the prior written consent of the other party. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and permitted assigns. Any purported assignment not permitted under this Section 4.3 shall be null and void.

**Section 4.4 Counterparts.** This Agreement may be executed and delivered in one or more counterparts, and by the different parties in separate counterparts, each of which when executed and delivered shall be deemed to be an original but all of which taken together shall constitute one and the same agreement. Copies of executed counterparts transmitted by telecopy, telefax or electronic transmission shall be considered original executed counterparts for purposes of this Section 4.4.

**Section 4.5 Governing Law; Waiver of Jury Trial.** THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK APPLICABLE TO CONTRACTS MADE AND TO BE PERFORMED IN THE STATE OF NEW YORK, REGARDLESS OF THE LAWS THAT MIGHT OTHERWISE GOVERN UNDER APPLICABLE PRINCIPLES OF CONFLICTS OF LAWS.

EACH OF THE PARTIES TO THIS AGREEMENT IRREVOCABLY WAIVES ANY AND ALL RIGHTS TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT.

**Section 4.6 No Third Party Beneficiaries or Other Rights.** This Agreement is for the sole benefit of the parties and their successors and permitted assigns and nothing herein express or implied shall give or shall be construed to confer any legal or equitable rights or remedies to any person other than the parties to this Agreement and such successors and permitted assigns.

**Section 4.7 Amendments; Waivers.** This Agreement and its terms may not be changed, amended, waived, terminated, augmented, rescinded or discharged (other than in accordance with its terms), in whole or in part, except by a writing executed by the parties hereto.

**Section 4.8 Further Assurances.** Each party hereto shall use its reasonable best efforts to do and perform or cause to be done and performed all such further acts and things and shall execute and deliver all such other agreements, certificates, instruments, and documents as any other party hereto reasonably may request in order to carry out the intent and accomplish the purposes of this Agreement and the consummation of the transactions contemplated hereby.

**Section 4.9 Severability.** In the event any one or more of the provisions contained in this Agreement should be held invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein and therein shall not in any way be affected or impaired thereby. The parties shall endeavor in good faith negotiations to replace the invalid, illegal or unenforceable provisions with valid provisions, the economic effect of which comes as close as possible to that of the invalid, illegal or unenforceable provisions.

**Section 4.10 Termination.** This Agreement may be terminated and the Purchase Transaction abandoned at any time prior to the Closing Date by mutual written consent of each party.

*(Signatures appear on the next page.)*

IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed as of the date first above written.

**THE PURCHASER:**

**SP STRATEGIC HOLDINGS LLC**

By: ______________________________

Name: Joseph Martin

Title: Authorized Representative

**THE SELLER:**

By: ______________________________

Name: Ja-Chin Audrey Lee

Address for Notices: